Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	Predeccesor			Successor
	2001	2002	2003	2004	2005

Pretax income (loss) from continuing operations (1)	$12,216	$17,072	$(1,728)	$(17,924)	$(10,393)
Fixed charges	39,311	41,312	28,597	27,773	29,866
Distributed income of equity investees	874	—	1,200	1,925	1,625
	$52,401	$58,384	$28,069	$11,774	$21,098

Fixed charges:
Interest expense and amortized deferred financing costs	$21,107	$21,255	$20,765	$20,412	$23,275
Estimated interest expense in operating leases	5,950	9,407	7,832	7,361	6,591
Preference security dividend requirements	12,254	10,650	—	—	—
Total fixed charges	$39,311	$41,312	$28,597	$27,773	$29,866

Ratio of earnings to fixed charges	1.3	1.4	1.0	0.4	0.7	(2)

(1) Before adjustment for minority interests in consolidated subsidiaries and income(loss) from equity investees.

(2) Defiency in earnings totals $8,768 and $16,000, in 2005 and 2004, respectively.